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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67608

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING <u>01/23/07</u> AND ENDING <u>12/31/07</u> ✱
                                          MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: HARDT Group Investor Services LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

99 Park Avenue, Suite 1550

OFFICIAL USE ONLY
FIRM I.D. NO.

(No. and Street)

New York	NY	10016
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
<u>Jim Williams</u>   (415) 492-8975
                                          (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Matthews & Co, LLP

(Name – *if Individual, state last, first, middle name*)

270 Madison Ave, 16th Floor, New York, NY		10016
(Address)	(City)	(State) (Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 5 2008
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, _Jeff Landle_, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _HARDT GROUP Advisors, Invest in Services LLC_, as of _December 31_, 20_07_, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

President of HARDT GROUP ADVISORS, INC
Title _(100% owner of HARDT GROUP INVEST IN Services LLC)_

_____
Notary Public

Qualified in New York County
Commission Expires Oct. 6, 2011

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).



HARDT GROUP INVESTOR SERVICES, LLC

Statement of Financial Condition
From January 23, 2007 (Date of Inception) to December 31, 2007

HARDT GROUP INVESTOR SERVICES, LLC
Contents

December 31, 2007

MATTHEWS & CO, LLP

Certified Public Accountants

270 Madison Avenue, 16th Floor
New York, New York 10016
Telephone (212) 293-5100
Fax (212) 293-5560

INDEPENDENT AUDITORS' REPORT

To the Members' of
HARDT GROUP Investor Services, LLC

We have audited the accompanying statement of financial condition of HARDT GROUP Investor Services, LLC (a limited liability company) for the period of January 23, 2007 (date of inception) to December 31, 2007. This financial statement is the responsibility of the Companys' management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the management as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above present fairly, in all material respects, the financial position of HARDT GROUP Investor Services, LLC (a limited liability company) as of December 31, 2007 in conformity with accounting principles generally accepted in the United States of America.

Matthews & Co LLP

January 30, 2008

HARDT GROUP INVESTOR SERVICES, LLC
Statement of Financial Condition

December 31, 2007

ASSETS

Cash	$	40,874
Other assets		1,019
Total Assets	$	41,893

LIABILITIES AND MEMBERS EQUITY

Liabilities:		
Accounts payable and accrued expenses	$	15,289
Members' equity		26,604
Total liabilities and members' equity	$	41,893

HARDT GROUP INVESTOR SERVICES, LLC
Notes to Financial Statement

December 31, 2007

1   Organization and Nature of Business

HARDT GROUP Investor Services, LLC (the "Company"), was organized in the state of New York on January 23, 2007, with an office located in New York City. The Company is 100% owned by HARDT GROUP Advisors, Inc. The Company is a broker-dealer registered with the Securities and Exchange Commission and the Financial Industry Regulatory Authority, Inc and was organized as a limited liability company principally to conduct the business of trading in options and other marketable securities.

2   Summary of Significant Accounting Policies

Securities Transactions
The Company records income from proprietary securities transactions and the related revenue and expenses on a trade-date basis.

Securities owned and options written are stated at quoted market values with the resulting unrealized gains and losses reflected in income.

Basis of Accounting
The accompanying financial statements have been prepared on the accrual basis in accordance with generally accepted accounting principles.

Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Concentrations of Credit Risk
The Company maintains cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts.

Income Taxes
No provision for federal, state and local income taxes has been made since the company is not a taxable entity and the partners are individually liable for the taxes on their shares of the Company's income or loss.

HARDT GROUP INVESTOR SERVICES, LLC
Notes to Financial Statement

December 31, 2007

3   Net Capital Requirement

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Commission. The Company has elected to compute its net capital under the alternative method permitted by the Rule, which requires the company to maintain minimum net capital, as defined, of $5,000. As of December 31, 2007, the Company had net capital of $25,585, which exceeded its requirement of $5,000 by $20,585.

HARDT GROUP INVESTOR SERVICES, LLC
Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3

December 31, 2007

An exemption from Rule 15c3-3 is claimed, based on section (k)(2)(ii).

Information for Possession or Control Requirements Under Rule 15c3-3

December 31, 2007

An exemption from Rule 15c3-3 is claimed, based on section (k)(2)(ii).

HARDT GROUP INVESTOR SERVICES, LLC
INDEPENDENT AUDITORS' SUPPLEMENTARY REPORT ON
INTERNAL CONTROL STRUCTURE

December 31, 2007

MATTHEWS & CO, LLP

Certified Public Accountants

270 Madison Avenue, 16th Floor
New York, New York 10016
Telephone (212) 293-5100
Fax (212) 293-5560

INDEPENDENT AUDITORS' SUPPLEMENTARY REPORT
ON INTERNAL CONTROL STRUCTURE

To the Members of
HARDT GROUP Investor Services, LLC

In planning and performing our audit of the financial statements and supplemental schedule of HARDT GROUP Investor Services, LLC (a limited liability company) (the "Company") for the period of January 23, 2007 (date of inception) to December 31, 2007, we considered its internal control, including control activities for safeguarding securities in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons
2. Recordation of differences required by Rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures were adequate at December 31, 2007 to meet the Commission's objectives.

This report recognizes that it is not practicable in an organization the size of HARDT GROUP Investor Services, LLC to achieve all the divisions of duties and cross-checks generally included in an internal control structure and that, alternatively, greater reliance must be placed on surveillance by management.

This report is intended solely for the use of the Members, management, the Financial Industry Regulatory Authority, Inc. (FINRA) formerly known as the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not to be used by anyone other than these specified parties.

Matthews & Co LLP

January 30, 2008



END